82-2142

03 MAR -3 AM 7:21

invensys

BTRsec/RLS Admin/Letters/2003/0016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03007043

20 February 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning notification of Interests of Directors and Connected Persons.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

3/3

"emailalert@hemscott.co.uk" <emailalert
19/02/2003 18:39

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7284H
Invensys PLC
19 February 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Adrian N Hennah

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adrian N Hennah

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share option

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

Grant confirmed 19 February 2003

18) Period during which or date on which exercisable

1 April 2006 to 30 September 2006

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

Option over 20,658 ordinary shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

43p

22) Total number of shares or debentures over which options held following this notification

1,171,358

23) Any additional information

Option granted pursuant to the Invensys Savings Related Share Option Scheme

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications
020
78213538

25) Name of Company official responsible for making notification:

Emma Sullivan, Assistant Secretary

Date of notification: 19 February 2003

END